

LION INDUSTRIES CORPORATION BERHAD (415-D)
(Formerly known as Lion Land Berhad)
A Member of The Lion Group

23 June 2003



03024360

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

03 JUL -8 AM 7:21

SUPPL

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad (formerly known as Lion Land Berhad)

We enclose herewith a copy of the General Announcement dated 20 June 2003, Re: Lion Industries Corporation Berhad ("LICB") - Proposal disposal by LICB of the portion of the building erected on the land held under H.S.(D) 64502, PT No. 32625, Mukim Kapar, Daerah Klang, Negeri Selangor and commonly referred to as the East Wing of Wisma Amsteel for a cash consideration of RM11 million to the Selangor and Kuala Lumpur Teo Chew Association, for filing pursuant to exemption No. 82-3342 granted to LICB under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD
(formerly known as LION LAND BERHAD)



WONG PHOOI LIN
Secretary

PROCESSED
JUL 17 2003
THOMSON
FINANCIAL

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286



Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Telefax: (603) 21623448



Form Version 2.0

General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION on 20-06-2003 06:25:59 PM
Reference No LI-030620-94D37

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Lion Industries Corporation Berhad (formerly known as Lion Land Berhad)**
* Stock name	:	**LIONIND**
* Stock code	:	**4235**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

LION INDUSTRIES CORPORATION BERHAD ("LICB") (formerly known as Lion Land Berhad)
Proposed disposal by LICB of the portion of the building erected on the land held under H.S.(D) 64502, PT No. 32625, Mukim Kapar, Daerah Klang, Negeri Selangor and commonly referred to as the East Wing of Wisma Amsteel for a cash consideration of RM11 million to the Selangor and Kuala Lumpur Teo Chew Association

LION INDUSTRIES CORPORATION BERHAD (415-D)
(Formerly known as
LION LAND BERHAD)

* **Contents :-**


Secretary 20 JUN 2003

1. Introduction

The Board of Directors of LICB wishes to announce that on 17 June 2003, LICB had entered into:

(i) a sale and purchase agreement with the Selangor and Kuala Lumpur Teo Chew Association ("Teo Chew Association") for the proposed disposal of the portion of the building erected on the land held under H.S(D) 64502, No. PT 32625, Mukim Kapar, Daerah Klang, Negeri Selangor and commonly referred to as the East Wing of Wisma Amsteel ("East Wing") for a cash consideration of RM11 million to the Teo Chew Association ("Proposed Disposal"); and

(ii) a deed of assignment with the Teo Chew Association for the assignment of the tenancies within the East Wing to the Teo Chew Association.

2. Information on the East Wing

The East Wing forms part of Wisma Amsteel, which is a purpose-built 5-storey commercial/office building with one basement car park level located at No. 1, Lintang Pekan Baru, Off Jalan Meru, 41050 Klang, Selangor Darul Ehsan. Wisma Amsteel is located about 2 km north of the Klang town center and is accessible via the New Klang Valley Expressway

as well as from the Federal Highway via the Klang town center. Other developments in the immediate vicinity of Wisma Amsteel include the Klang Parade shopping center, a condominium block (Pelangi Court) and 4-storey shop offices.

Wisma Amsteel, completed in 1994, is erected on a freehold land held under H.S.(D) 64502, No. PT 32625, Mukim Kapar, Daerah Klang, Negeri Selangor with land area of 42,691 sq. ft. and a gross floor area of approximately 165,222 sq. ft. The land cost (inclusive of development cost) is a total of RM7.5 million. The net book value of the East Wing as at 30 June 2002 is RM7.5 million. Wisma Amsteel comprises two wings:

(i) the West Wing ("West Wing") which is owned by Amsteel Equity Realty (M) Sdn Bhd ("AER"), an 83.78% owned subsidiary of Amsteel Corporation Berhad ("Amsteel"); and
(ii) the East Wing which is beneficially owned by LICB. The East Wing has a net floor area of approximately 59,073 sq. ft. with a current occupancy rate of 39% by third parties ("Tenancies").

The open market value for the East Wing as appraised by Messrs Henry Butcher on 4 June 2003 is approximately RM11 million.

LICB has executed a legal charge over the East Wing in favour of the security trustee for the bondholders and the USD consolidated and rescheduled debts ("USD Debt") holders of LICB. The East Wing will be disposed of free from encumbrances.

3. Information on Teo Chew Association

Teo Chew Association was formed in 1949 under the Societies Act and currently has approximately 4,000 members.

4. Details of the Proposed Disposal

The Proposed Disposal involves LICB selling the East Wing to the Teo Chew Association for a cash consideration of RM11 million which was arrived at on a willing buyer-willing seller basis after taking into consideration the open market value of the East Wing as appraised by Messrs Henry Butcher.

It is a term of the Proposed Disposal that the completion of the Proposed Disposal is inter-conditional with the completion of the proposed disposal of the West Wing by AER to the Teo Chew Association for a consideration of RM12.4 million ("Proposed Disposal of West Wing").

The Proposed Disposal is expected to be completed by end of June 2003 whereupon lawful possesion of the East Wing is delivered or deemed delivered to the Teo Chew Association and accordingly, the Tenancies are assigned to the Teo Chew Association.

5. Rationale for the Proposed Disposal

The Proposed Disposal provides an opportunity for LICB to dispose of one of its several stock. The proceeds received from the Proposed Disposal will facilitate LICB's repayment to its bondholders and USD Debt holders.

6. Financial effects of the Proposed Disposal

i) **Share Capital**

There will be no effect on the issued and paid-up capital of the LICB Group as the Proposed Disposal does not involve the issuance of new LICB shares.

ii) **Earnings**

The Proposed Disposal is expected to result in a gain of approximately RM2 million to the LICB Group for the financial year ending 30 June 2003.

iii) **Net Tangible Assets ("NTA")**

On a proforma basis, the Proposed Disposal will not have a material effect on the NTA of the LICB Group based on the audited consolidated balance sheet as at 30 June 2002.

7. Conditions of the Proposed Disposal

7.1. The Proposed Disposal is subject to the following:

(a) simultaneous completion of the Proposed Disposal of West Wing; and
(b) execution of a deed of assignment between LICB and the Teo Chew Association pursuant to which LICB assigns the Tenancies to the Teo Chew Association.

7.2. The condition set out in paragraph 7.1(b) was fulfilled on 17 June 2003.

8. Directors' Interest

The following Directors do not consider themselves independent with regard to the Proposed Disposal by virtue of the following:

i) Datuk Cheng Yong Kim, a substantial shareholder of the Company, is deemed to have a substantial interest in the shares of AER by virtue of his substantial shareholding in Amsteel, the ultimate holding company of AER;
ii) Dato' Kamaruddin @ Abas bin Nordin is an Executive Director of Lion Courts Sdn Bhd, a wholly-owned subsidiary of the Company in which Datuk Cheng Yong Kim is deemed to have substantial interest via his substantial shareholding in LICB;
iii) Mr Cheng Yong Liang is the brother of Datuk Cheng Yong Kim; and
iv) Mr Heah Sieu Lay is an employee of Lion Subang Parade Sdn Bhd, a company in which Datuk Cheng Yong Kim is deemed to have a substantial interest via his substantial shareholding in Lion Diversified Holdings Berhad, a subsidiary of LICB.

Save as disclose above, none of the other Directors has any interest, direct or indirect, in the Proposed Disposal.

9. Directors' Opinion

The Directors of the Company are of the opinion that the Proposed Disposal is in the best interest of the Company and its shareholders.

10. Documents for Inspection

LION INDUSTRIES CORPORATION BERHAD (415-D)
(Formerly known as
LION LAND BERHAD)

....
Secretary

20 JUN 2003

Copies of the sale and purchase agreement and the deed of assignment relating to the Proposed Disposal and the valuation report and valuers' letter are available for inspection at the registered office of LICB during normal office hours for a period of two (2) weeks commencing from the date of this announcement.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

LION INDUSTRIES CORPORATION BERHAD (415-D)
(Formerly known as
LION LAND BERHAD)



....
Secretary

20 JUN 2003